Mail Stop 4561

October 22, 2007

By U.S. Mail and facsimile to 011-34-91- 257-1282.

José Antonio Alvarez
Chief Financial Officer
Banco Santander Central Hispano, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

> **Re:** **Banco Santander Central Hispano, S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **File No. 001-12518**

Dear Mr. Alvarez:

We have reviewed your response filed with the Commission October 18, 2007 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Consolidated Financial Statements
d) Measurement of financial assets and liabilities and recognition of fair value changes
iii) Valuation techniques, page F-19

1.   We note your response to prior comment two in our letter dated October 5, 2007. We continue to believe that additional disclosure should be provided to comply with the fair value disclosure requirements in IFRS 7. Specifically, we note the reference to various models and methodologies used to determine fair value for

your financial instruments, including the present value method, the Black-Scholes paradigm, the Heath-Jarrow-Morton model, and the standard Gaussian copula methodology. Please revise future filings to include a discussion of the significant assumptions and inputs into *each* of these different models and methodologies as required by paragraph 27(a) of IFRS 7. For example, disclose the significant inputs into these models that have the potential to most significantly impact the value determined, and the assumptions for those inputs for all periods presented.

* * * * *

Please revise your document in response to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with your proposed disclosures and furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in your future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Rebekah Moore at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief